Filed pursuant to Rule 433

Registration Statement No. 333-129258

May 5, 2006

FREE WRITING PROSPECTUS DATED MAY 5, 2006

4,044,000 Shares

Sunstone Hotel Investors, Inc.

Common Stock

$29.85 per share

THE OFFERING

Common stock offered by Selling Stockholder, SGP/SHO Hotel Trust	4,044,000 shares

Use of proceeds	We will not receive any proceeds from the sale by the selling stockholder of any of the securities described herein.

Risk factors

See “Risk Factors” beginning on page 8 of our Form 10-K for the fiscal year ended December 31, 2005, which has been incorporated by reference into this free writing prospectus, and other information included in this free writing prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Underwriting arrangements

Subject to the terms and conditions contained in the purchase agreement, Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “Underwriter”) agreed to purchase, and the selling stockholder has agreed to sell to the Underwriter, 4,044,000 shares of our common stock. The purchase agreement provides that the obligations of the Underwriter to purchase and accept delivery of the shares included in this offering are subject to approval of certain legal matters by its counsel and to certain other conditions. The Underwriter is obligated to purchase and accept delivery of all the shares if it purchases any of the shares.

New York Stock Exchange symbol	SHO

Settlement date	The Underwriter expects to deliver the shares in New York, New York on or about May 10, 2006

RECENT DEVELOPMENTS

ACQUISITION OF LA JOLLA EMBASSY SUITES

The Company has signed an agreement to acquire the Embassy Suites in La Jolla, California and expects to close this transaction in May 2006. The 335-room all-suite hotel will be acquired for approximately $100 million, or approximately $300,000 per suite. The hotel will continue to be managed by Hilton Hotels Corporation. Built in 1987, the hotel is located in the University Town Center submarket of San Diego, fifteen minutes north of downtown and the airport. The hotel is located on La Jolla Village Drive, in the heart of San Diego’s “Golden Triangle”, the area bounded by the 5 freeway to the west, the 805 freeway to the east and the 52 freeway to the south. The Company will also spend approximately $9 million to renovate the hotel. The Company expects to fund this acquisition with cash on hand and a $70 million single property mortgage with an interest rate of 6.60% due in 2019.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-500-5408.